Via Facsimile and U.S. Mail
Mail Stop 6010

September 14, 2006

Mr. Christopher B. Begley
Chief Executive Officer
Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 1-31946**

Dear Mr. Begley:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Critical Accounting Policies and Estimates
Chargebacks and Rebates, page 36

1. With regards to your revenue recognition policy documented here as a critical accounting policy and within your notes to the consolidated financial statements, we believe that your disclosure related to estimates of items that reduce gross revenue such as chargebacks, customer rebates and other discounts and allowances could be improved. Please provide us, in disclosure-type format, the following:

a) The effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis. In this regards, we believe that a reasonably likely analysis should be provided rather than the hypothetical one percentage point discount analysis that you provided.

b) If applicable, discuss to what extent information used to arrive at each accrual is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand).

c) A roll forward of the accrual for each estimate for each period presented showing the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

d) A results of operations discussion of the amount of and reason for the period to period fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Note 1- Summary of Significant Accounting Policies
Revenue Recognition, page 62

2. Please provide us your analysis under FAS 13 that demonstrates how the length of your warranty obligation effects the classification of your leases as either operating or sales-type for drug delivery pumps.

3. Please provide us, in disclosure-type format, your accounting policy for recognizing revenue for "placements under contracts that include associated disposable set purchases" for drug delivery pumps.

4. Please provide us, in disclosure-type format, your accounting policy for your warranty obligation in connection with sales and lease of your products.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant